

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05047970

March 18, 2005

Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/18/2005

Re: Crowley Maritime Corporation

Dear Mr. Smith:

This is in regard to your letter dated March 16, 2005 concerning the shareholder proposal submitted by James A. Smith for inclusion in Crowley's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Crowley therefore withdraws its February 4, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Robyn Manos
Special Counsel

cc: James A. Smith
P.O. Box #471922
San Francisco, CA 94147



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CA 94105-2669
tel 415-773-5700
fax 415-773-5759
WWW.ORRICK.COM



March 16, 2005

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Stockholder Proposal Relating to Crowley Maritime Corporation**

Ladies and Gentlemen:

On behalf of our client, Crowley Maritime Corporation, a Delaware corporation (the "Company"), we previously submitted to the staff of the Division of Corporation Finance of the Securities and Exchange Commission a letter, dated February 4, 2005, requesting no-action relief with regard to a stockholder proposal submitted to the Company by James A. Smith. This letter is to advise you that the above named proponent has notified the Company in writing that he is withdrawing such stockholder proposal. I have enclosed a copy of the letter the Company received by fax from the proponent in this regard. Accordingly, the Company wishes to withdraw, effective immediately, its request for no action in connection with this proposal.

If you have any questions or desire additional information relating to the foregoing, please call me at (415) 773-5830. Thank you for your consideration of this matter.

Very truly yours,

Richard V. Smith

Richard V. Smith

Enclosure

cc: William P. Verdon, Esq.
James A. Smith

DOCSSF1:805559.1

James A. Smith
P.O. Box #471922
San Francisco, Ca 94147

March 11, 2005

By fax and certified mail

Crowley Maritime Corporation
155 Grand Avenue
Oakland, California 94612
Attention: Corporate Secretary

Dear Sir:

Recent developments would make it inappropriate for me to present the proposal I submitted on December 8, 2004 for inclusion in your proxy statement for the next meeting of shareholders. I therefore withdraw the proposal and my request for its inclusion in the proxy statement.

A copy of this letter is being sent to the Office of Chief Counsel of the SEC Division of Corporation Finance to inform them of my proposal's withdrawal, so that the SEC Staff will not needlessly spend time reviewing it.

Please let me know if you require any additional information or statements from me.

Very truly yours,



James A. Smith

cc: Office of Chief Counsel, Division of Corporation Finance of the Securities and Exchange Commission < cfletters@sec.gov >



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CA 94105-2669
tel 415-773-5700
fax 415-773-5759
WWW.ORRICK.COM

February 4, 2005

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Stockholder Proposal Relating to Crowley Maritime Corporation**

Ladies and Gentlemen:

We are writing on behalf of our client, Crowley Maritime Corporation, a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal submitted by James A. Smith (the "Proposal") from the proxy statement, form of proxy and other proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2005 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Smith. The Company currently intends to begin distribution of its 2005 Proxy Materials during the week of April 25, 2005, and therefore this letter is being submitted at least eighty (80) days prior to the date the Company will file its 2005 Proxy Materials with the Commission.

A copy of the Proposal and supporting statement is attached hereto as Exhibit 1. Attached hereto as Exhibits 2 and 3, respectively, is Section 145 of the Delaware General Corporation Law and the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation").



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The Proposal requests the stockholders to make a determination that the current directors of the Company did not meet the applicable standards of conduct under the Delaware General Corporation Law (the "DGCL") and thus are not entitled to indemnification in connection with a legal proceeding recently instituted against the Company and each member of the board of directors that purportedly asserts both class action and derivative claims (the "Legal Proceeding").[1]

The Proposal is an attempt to deny the directors the right to indemnification pursuant to the indemnification process mandated under Delaware law before a court has made any determination regarding the merits of the allegations set forth in the Legal Proceeding, and before any final adjudication of such claims has otherwise been made. In doing so, the Proposal conflicts with the rights of the directors, as well as the rights and obligations of the Company, under Delaware law and the Certificate of Incorporation. The Proposal also improperly questions the business judgment of the directors and makes charges concerning improper conduct by the directors without factual foundation in violation of the Commission's proxy rules.

As discussed more fully below, we believe that the Proposal may properly be excluded from the Company's 2005 Proxy Materials pursuant to the following rules:

1. Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6), because the Proposal is not a proper subject for stockholder action under Delaware law and, if adopted, would violate Delaware law.

2. Rule 14a-8(i)(8), because the Proposal questions the business judgment, competence and service of board members who are expected to stand for reelection at the Company's 2005 Annual Meeting of Stockholders.

3. Rule 14a-8(i)(3), because the Proposal is false and misleading in violation of Rule 14a-9.

The Company has received the opinion of Delaware counsel (the "Opinion"), attached hereto as Exhibit 4, confirming our conclusions that are based on matters of Delaware law.

[1] Franklin Balance Sheet Investment Fund et. al. v. Crowley et. al., Del. Ch. Civ. A. No. 888-N (filed November 30, 2004). Presently, Orrick, Herrington & Sutcliffe LLP and Morris, Nichols, Arsht & Tunnell are representing the defendants in the Legal Proceeding.



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## I. THE PROPOSAL IS NOT A PROPER SUBJECT FOR STOCKHOLDER ACTION UNDER DELAWARE LAW AND, IF ADOPTED, WOULD VIOLATE DELAWARE LAW.

### 1. The Proposal Conflicts With the Directors' Indemnification Rights Under Delaware Law.

The Company is a Delaware corporation. Section 145 of the DGCL ("Section 145") provides rules for determining whether indemnification of directors, officers and other agents is proper under Delaware law. Section 145(c) provides for mandatory indemnification of a director if the director has been successful on the merits in defending an action, while permissive indemnification is provided under Section 145(a) (with respect to all proceedings other than an action by or in the right of the corporation) and Section 145(b) (with respect to actions by or in the right of the corporation). Pursuant to Section 145(d), indemnification under Sections 145(a) or (b) must be authorized "in the specific case upon a determination that indemnification of the [indemnitee] is proper in the circumstances because that person has met the applicable standard of conduct," which determination can be made by any of four alternative means: (1) by a majority of directors not party to the applicable proceeding, (2) by a committee of such directors, (3) by a written opinion from independent legal counsel, or (4) by the stockholders (Section 145(d)(1)-(4)).

As clearly stated in the Opinion, Section 145(d) does not contemplate that a determination regarding the propriety of indemnification in a specific case can be made prior to the final adjudication of the claim giving rise to a claim for indemnification. Other than the allegations made in the Legal Proceeding, no facts regarding such claims have been presented, no determinations have been made by a court regarding the merits of such claims, and no claim for indemnification has yet been asserted, upon which to base any determination of the appropriateness of indemnification under Section 145. Since a final adjudication of the claims asserted in the Legal Proceeding has not been made, the Proposal, which purports to be brought under Section 145(d)(4), is premature and therefore inconsistent with Delaware law. For this reason, it is our view, as confirmed in the Opinion, that the Proposal is not a proper subject for stockholder action.

The Staff has previously agreed that a proposal substantially similar to the Proposal could be excluded under Rule 14a-8(i)(1) as not a proper matter for stockholder action. See *Farmer Bros. Co.* (November 28, 2003). Similar to the Proposal, the proposal in *Farmer Bros.* sought to prohibit the indemnification of certain directors in connection with violations of law or breaches of duty in the absence of any claim that would give rise to indemnification or any claim for indemnification. In *Farmer Bros.*, the company argued, and the Staff concurred, that the proposal was not a proper subject for stockholder action under California law because it sought to deny directors the ability to determine the propriety of a directors claim for indemnification provided under California law and conflicted with the company's articles of incorporation.[2] See also *Travelers Group* (January 29, 1998), (allowing exclusion under what is now Rule 14a-8(i)(2) of a proposal which would alter the procedures for authorizing indemnification of corporate agents in violation of Section 145).

In addition, as stated in the Opinion, by attempting to prospectively preclude the Company from indemnifying the directors under Section 145(a) or (b), the Proposal, if adopted, would violate Delaware law by restricting the indemnification rights granted under Section 145.

As such, the Proposal is not a proper subject for the stockholders under Delaware law because the Proposal, contrary to Delaware law, seeks to deny directors the right to indemnification prior to the final adjudication of any claims asserted in the Legal Proceeding or any claim for indemnification being made. The Proposal also violates Delaware law by restricting the indemnification rights granted under Section 145 and therefore cannot be implemented by the Company. For these reasons, the Proposal may be excluded under Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

2. <u>The Proposal Conflicts With the Company's Certificate of Incorporation</u>.

As noted above, Section 145 provides rules for determining whether indemnification of directors is proper under Delaware law "in a specific case." In addition, Section 145(f) of the DGCL provides that a director's rights to indemnification under Section 145 are not "exclusive of any other rights to which those seeking indemnification ... may be entitled" and therefore permits a corporation to indemnify directors pursuant to other means, such as a charter provision, in addition to that permitted under Section 145.

Pursuant to Section 145(f), Article V, Section E of the Certificate of Incorporation requires that the Company indemnify the directors "to the fullest extent authorized" by the DGCL and states in pertinent part that:

> Each person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ... by reason of the fact that he or she ... is or was a director ... **<u>shall be indemnified and</u>**

[2] Although the analysis in *Farmer Bros.* was based on California law, the relevant provisions of California law and that company's articles of incorporation are substantially similar to the provisions of Delaware law and the Certificate of Incorporation discussed herein regarding a director's rights to indemnification and the procedures for such indemnification.



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> **held harmless by the corporation** [emphasis added] ... to the fullest extent authorized by the [DGCL]. In any proceeding against the corporation to enforce these rights, such person shall be presumed to be entitled to indemnification and **the corporation shall have the burden of proving that such person has not met the standards of conduct for permissible indemnification set forth in the [DGCL]** [emphasis added].

Thus, the Certificate of Incorporation makes mandatory the indemnification permitted by Section 145(a) and (b). It also places the burden on the Company to prove, in a specific case, that a director has not met the applicable standard of conduct for indemnification set forth in Section 145(d). Since the Certificate of Incorporation establishes, in accordance with Section 145(f), that the Company -- which must act through its board of directors -- and not the stockholders has the obligation to establish that indemnification is not appropriate in a specific case. The Proposal, in our view, conflicts with this provision of the Certificate of Incorporation and therefore does not present a proper subject for action by the stockholders. See *Farmer Bros. Co.* (November 28, 2003) (allowing exclusion of a proposal under Rule 14a-8(i)(1) that would prohibit indemnification in certain cases and therefore conflicted with the company's articles of incorporation).[3]

As such, the Proposal is not a proper subject for the stockholders under Delaware law, contravenes Section 145, and therefore cannot be implemented by the Company because the Proposal conflicts with provisions of Delaware law and the Certificate of Incorporation that (i) are intended to indemnify the directors in excess of indemnification otherwise permitted by Section 145 and (ii) obligate the Company to establish that indemnification is not proper in a specific case. For these reasons, the Proposal may be excluded under Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

3. The Proposal Would Be Binding on the Company If Approved By Stockholders.

In addition to the reasons set forth above, we also believe that the Proposal is not a proper subject for action by stockholders under Delaware law because the Proposal is phrased in mandatory language rather than as a request or recommendation, and would therefore require the Company to take certain actions, leaving no discretion in the matter to the Company's board of directors. Specifically, the Proposal, if implemented, would provide that the Company "may not indemnify [the directors] in relation to the claims asserted in the [Legal Proceeding]" and thus is written in language which, if approved by stockholders, would be binding on the Company.

---

[3] See footnote 2 above.



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The note to Rule 14a-8(i)(i) states, in pertinent part, that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." In addition, section G of *Staff Legal Bulletin No. 14*, dated July 13, 2001, confirms that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Staff has consistently concurred that binding proposals are excludable unless amended by the proponent to make them precatory. See, e.g., *Equus II Incorporated* (January 27, 2005) (concurring in exclusion of a mandatory proposal requiring the board of directors to develop and initiate a plan to liquidate the company and distribute the proceeds to stockholders unless the proposal was recast as a recommendation or request).

The Proposal is written in language which, if approved by stockholders, would be binding on the Company and therefore the Proposal is excludable under Rule 14a-8(i)(1) because it seeks to usurp the discretion of the board of directors in violation of Delaware law.

4. The Proposal Would Cause the Company to Breach Contractual Obligations.

Rules 14a-8(i)(2) and 14a-8(i)(6) also permit a company to omit a proposal if implementing the proposal would require the company to breach existing contractual obligations. As noted above, Article V, Section E of the Certificate of Incorporation provides for the mandatory indemnification of directors unless the Company can prove that the director did not meet the applicable standard for indemnification under Delaware law. Significantly, Article V, Section E of the Certificate of Incorporation also provides that: "[t]he rights to indemnification ... conferred by ... Article V shall be presumed to have been relied upon by the directors and officers of the corporation in serving or continuing to serve the corporation and shall be enforceable as contract rights."

In our view, the Proposal conflicts with the Certificate of Incorporation because it purports to nullify the right of a director to bring a legal action to determine his or her right to indemnification relative to the claims asserted in the Legal Proceeding and, if implemented, would nullify the Company's obligation to establish that one or more of the statutory grounds exists for denying indemnification in a specific case.

Since Article V of the Certificate of Incorporation creates enforceable contract rights between the Company and the directors, giving effect to the Proposal would cause the Company to breach its existing contractual obligations to the directors. For this reason, the Proposal may be excluded by the Company under Rules 14a-8(i)(2) and 14a-8(i)(6). See *Western Union* (July



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22, 1987) (allowing exclusion under what are now Rules 14a-8(i)(2) and 14a-8(i)(6) of a proposal which both violated the Delaware indemnification statute and would have caused a breach of a contract to indemnify).

Further, we note that in *Staff Legal Bulletin No. 14*, at Question E.5, the Staff states that, with respect to Rules 14a-8(i)(2) and 14a-8(i)(6), "[I]f implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations." However, the contract rights in question derive from the Certificate of Incorporation which will not expire.

Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because, if implemented, the Proposal would cause the Company to breach existing contractual obligations to the directors and the Proposal cannot otherwise be revised to cure this defect.

## II. THE PROPOSAL QUESTIONS THE BUSINESS JUDGMENT, COMPETENCE AND SERVICE OF BOARD MEMBERS WHO ARE EXPECTED TO STAND FOR REELECTION AT THE COMPANY'S 2005 ANNUAL MEETING OF STOCKHOLDERS AND MAY BE EXCLUDED UNDER RULE 14a-8(i)(8).

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors." As stated by the Commission in *Exchange Act Release No. 34-12598* (July 7, 1976), the principal purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections," since other proxy rules are applicable to director election contests. Consistent with *Release No. 34-12598*, the Staff has confirmed that a proposal which impliedly questions the qualifications of directors standing for election is impermissible under Rule 14a-8(i)(8) because such proposals "may be construed as an attempt to dissuade the company's security holders from voting in favor of those persons"[4] and "appear to derogate the quality and integrity of the board members to the extent that the proposals may be deemed an effort to oppose the management's solicitation on behalf of the reelection of these persons."[5]

Accordingly, the Staff has repeatedly permitted exclusion of stockholder proposals under Rule 14a-8(i)(8) that question the capability and business judgment of directors eligible for reelection at the upcoming annual meeting. See, e.g., *Exxon Mobil Corporation* (March 20, 2002) (proposal requested that the board of directors separate the roles of chairman and chief executive officer and criticized business decisions taken by incumbent chairman and CEO);

[4] *Time Inc.*(February 15, 1974) (proposal calling for the censure of the board of directors).
[5] *Aseco Inc.* (March 18, 1980) (proposals requesting that the Company to make disclosures explaining various corporate actions).

*Xerox Corporation* (March 9, 2001) (proposal required certain directors to resign and accused incumbent board members of a "serious breach of trust"); *Foster Wheeler Corporation* (February 5, 2001) (proposal questioned the business judgment of the current chairman through a proposal to replace him with an independent director); *AT&T Corp.* (February 13, 2001) (proposal questioned the business judgment and strategy of the Chairman and the CEO); *Novell, Inc.* (January 17, 2001) (proposal requested that stockholders express a vote of "no confidence" in the board of directors); *PepsiCo, Inc.* (February 1, 1999) (proposal questioned the ability of two members of the board who will stand for reelection at the upcoming annual meeting); *Black and Decker Corporation* (January 21, 1997) (proposal questioned the independence of the board members); *Great Atlantic & Pacific Tea Company, Inc.* (March 8, 1996) (proposal questioned business judgment and competence of the company's chief executive officer on the basis that it related to his re-election as a director); *Time Warner Capital I* (March 23, 1990) (proposal requested censure of the board of directors).

Each member of the Company's board of directors is elected to a one-year term and each current member of the board is expected to stand for reelection at the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that the Company's stockholders vote to determine that each member of the board of directors failed to act in the best interest of stockholders and knowingly breached their fiduciary duties with respect to the claims asserted in the Legal Proceeding. The Company believes that such claims are without merit. In addition, the Legal Proceeding was only recently instituted and neither the Company nor any of the director defendants have had the opportunity to respond to the claims asserted therein. Indeed, to date, no facts have been presented to support such claims and no court has made a determination regarding the merits of such claims. Accordingly, the Proposal directly questions the business judgment, competence and service of board members who are expected to stand for reelection at the Company's 2005 Annual Meeting of Stockholders and may be construed as an attempt to dissuade the Company's stockholders from voting in favor of these directors. Therefore, the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

## III. THE PROPOSAL IMPUGNS THE CHARACTER, INTEGRITY AND PERSONAL REPUTATION OF BOARD MEMBERS AND MAY BE EXCLUDED UNDER RULE 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a proposal or the supporting statement that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials, may be excluded. According to item (b) in the notes to Rule 14a-9, false and misleading statements specifically include:

> Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning



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improper, illegal or immoral conduct or associations, without factual foundation.

In *Staff Legal Bulletin No. 14B*, dated September 15, 2004, at Section B.4, the Staff specifically confirmed that the exclusion of proposals that include such statements continues to be appropriate.

As noted above, the Proposal and the supporting statement directly accuse the incumbent board members of improper conduct and of knowingly breaching their duties to stockholders in violation of their obligations under Delaware law. Other than the allegations set forth in the Legal Proceeding, the Proponent provides no factual support for these statements and, as a result, the Proposal should be excluded under Rule 14a-8(i)(3) as false and misleading in violation of Rule 14a-9.

If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. If you have any questions or desire additional information relating to the foregoing, please contact me directly at (415) 773-5830. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 773-5759 when it is available. Thank you for your consideration of this matter.

Very truly yours,

Richard V. Smith

Richard V. Smith

Enclosures

cc: William P. Verdon, Esq.
James A. Smith

**EXHIBIT 1**

James A. Smith
P.O. Box #471922
San Francisco, Ca 94147

December 14, 2004

By fax and certified mail

Crowley Maritime Corporation
155 Grand Avenue
Oakland, California 94612
Attention: Corporate Secretary

Dear Sir:

I have personally owned shares of Crowley Maritime Corporation (the "Company") having a market value of more than $2,000 continuously for more than a year. I intend to continue ownership of such shares through the date of the next annual meeting of stockholders. I am submitting the accompanying proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. I intend to present the proposal at the meeting, personally or through a qualified representative.

I am the beneficial owner of shares held in my name and evidenced by stock with certificate number 1187. Please let me know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

James A. Smith

Attachment: Proposal and Supporting Statement

## PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that in relation to the claims asserted against each of the directors of Crowley Maritime Corporation (the "Company") in a lawsuit commenced by stockholders on behalf of the Company and described in a complaint filed with the SEC in a November 30, 2004 Form 13D report ("Derivative Lawsuit), based on the reports approved by those directors stating that they knowingly took actions to benefit the Company's controlling stockholder at the expense of all other stockholders, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the defendant directors listed below have NOT met the applicable standards of conduct required for indemnification in DGCL 145(a) and 145(b); and

FURTHER RESOLVED, that having determined that each of the listed directors had NOT acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation" as required by DGCL 145(a) and 145(b), the Company may not indemnify these persons in relation to the claims asserted in the Derivative Lawsuit except to the extent that each succeeds in defense of those claims or that indemnification is permitted by other provisions of DGCL 145:

Philip E. Bowles
Molly M. Crowley
Thomas B. Crowley, Jr.
Gary L. Depolo
Earl T. Kivett
William A. Pennella
Leland S. Prussia
Cameron W. Wolfe, Jr.

## SUPPORTING STATEMENT

All shareholders, especially minority shareholders, entrust directors to run a company in the best interests of all the shareholders. When directors fail in this capacity and favor one group of shareholders over another at the expense of the very minority shareholders they are supposed to protect, I believe they must be held directly accountable for their actions, or lack thereof.

The claims in the November 30, 2004 Derivative Lawsuit are based on statements in publicly filed SEC reports that were approved by each of the defendant directors. The Lawsuit's complaint and all of the referenced reports are available on the SEC's web site (www.sec.gov) for any shareholder to examine, so that you can make an informed judgment about each director's conduct.

For example, you will find that each director signed a March 19, 2004 SEC Form 10K report admitting multimillion dollar expenditures of corporate funds for split dollar life insurance to "enable Mr. Crowley and his family to retain ownership of shares and control of the Company under circumstances when certain of such shares otherwise might have to be sold to a third party to pay applicable estate taxes."

As stated in my proposal, Delaware law allows us, as shareholders, to make the determination about whether a director has met the standard of conduct required for corporate indemnification in a specific case. If you agree with me that the directors have knowingly acted in breach of their duties to minority shareholders, I ask you to vote for my proposal so funds of our corporation – shareholder property – will not be used to indemnify the directors from their accountability to us.

EXHIBIT 2

question the independence and disinterest, to overcome initially the business judgment rule presumption, of a majority of the 11-member corporate board; the entire fairness rule did not apply since the control group (comprising 2/3 of the majority voters) did not stand on both sides of the transaction. Orman v. Cullman, 794 A.2d 5 (Del. Ch. 2002).

**The directors' responsibility in a sale of corporate control** is to get the highest value reasonably attainable for the shareholders. Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261 (Del. 1988).

**Merger not unfair.** — Where the merger-targeted corporation was well-equipped to defend itself against any hostile effort to gain control over it, and the corporation selecting merger was an independent third party with no power to force the initiation of a deal, there was no basis for a finding that the transaction was unfairly initiated. Cinerama, Inc. v. Technicolor, Inc., 663 A.2d 1156 (Del. 1995), aff'd, 663 A.2d 1156 (Del. 1995).

## § 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (8 Del. C. 1953, § 145; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 6; 57 Del. Laws, c. 421, § 2; 59 Del. Laws, c. 437, § 7; 63 Del. Laws, c. 25, § 1; 64 Del. Laws, c. 112, § 7; 65 Del. Laws, c. 289, §§ 3-6; 67 Del. Laws, c. 376, § 3; 69 Del. Laws, c. 261, §§ 1, 2; 70 Del. Laws, c. 186, § 1; 71 Del. Laws, c. 120, §§ 3-11.)

**Purpose of indemnification statutes.** — Indemnification statutes were enacted in this State, and elsewhere, to induce capable and responsible businesspersons to accept positions in corporate management. Merritt-Chapman & Scott Corp. v. Wolfson, 264 A.2d 358 (Del. Super. Ct. 1970).

Since subsection (e) of this section represents the strong public policy encouraging able persons to become directors and officers, the policy underlying the doctrine of unclean hands must be balanced against the purpose of the statute to encourage directors and officers to serve the corporation. Tafeen v. Homestore, Inc., — A.2d — (Del. Ch. Mar. 16, 2004).

**Purpose of section.** — This section is a new statute, enacted to clarify its predecessor, and to give vindicated directors and others involved in corporate affairs a judicially enforceable right to indemnification. Galdi v. Berg, 359 F. Supp. 698 (D. Del. 1973).

The purpose of this section is not to encourage litigation or to deter the losing party in the underlying action from prescribed categories of conduct; rather, its purpose is to encourage capable persons to serve as officers, directors, employees or agents of Delaware corporations, by assuring that their reasonable legal expenses will be paid. Mayer v. Executive Telecard, Ltd., 705 A.2d 220 (Del. Ch. 1997).

The function of a subsection (k) advancement case under this section is not to inject a trial court as a monthly monitor of the precision and integrity of advancement requests, so, unless some gross problem arises, a balance of fairness and efficiency concerns would seem to counsel deferring fights about details until a final indemnification proceeding, by which time the details may not even matter as an agent may be obligated to repay all of the funds. Fasciana v. Elec. Data Sys. Corp., 829 A.2d 160 (Del. Ch. 2003).

**Agent defined.** — Trial court looked to the purpose of this section and indemnification law, to assist corporation's to hire qualified agents by protecting them from litigation, to conclude that this section embraced the more restrictive common law definition of agent, which generally applied only when a person (the agent) acted on behalf of another (the principal) in relations with third parties; the coverage of agents logically extended to only those situations when an outside contractor—such as an attorney—could be said to be acting as an arm of the corporation vis-a-vis the outside world. Fasciana v. Elec. Data Sys. Corp., 829 A.2d 160 (Del. Ch. 2003).

**Outside attorneys not agents.** — Although it was true that attorneys were often described as agents of their clients, this loose general usage was not a helpful or sensible ascription to use in implementing this section otherwise, outside attorneys retained by corporations would be able to seek advancement whenever they were accused of malpractice so long as their employing corporations had adopted a maximal bylaw extending coverage to the limits of this section. Fasciana v. Elec. Data Sys. Corp., 829 A.2d 160 (Del. Ch. 2003).

**Outside attorneys as agents.** — An outside attorney can be covered by this section, but only if that attorney actually falls within the rubric of "agent;" if corporations wish to hire outside attorneys on the contractual promise that the outside attorneys will have their litigation costs fronted by the corporation in a malpractice dispute, they can forge that result by a specific contract. Fasciana v. Elec. Data Sys. Corp., 829 A.2d 160 (Del. Ch. 2003).

**Who is entitled to indemnification.** — Chairperson of the board and president of wholly owned subsidiary of parent corporation entitled to benefit of this section. Merritt-Chapman & Scott Corp. v. Wolfson, 321 A.2d 138 (Del. Super. Ct. 1974).

EXHIBIT 3

RICHARD V. SMITH

*State of Delaware*

# *Office of the Secretary of State*

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CROWLEY MARITIME CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MAY, A.D. 1994, AT 4:15 O'CLOCK P.M.



*Edward J. Freel, Secretary of State*

2275353 8100

944160076

AUTHENTICATION: 7222388

DATE: 08-25-94

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

CROWLEY MARITIME CORPORATION

Crowley Maritime Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "GCL"), DOES HEREBY CERTIFY:

FIRST: That by written consent of the Board of Directors of Crowley Maritime Corporation resolutions were duly adopted setting forth proposed amendments to the Restated Certificate of Incorporation, as amended, of said corporation, declaring said amendments to be advisable and determining to solicit the written consent of the stockholders of said corporation pursuant to Section 228 of the GCL. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation, as amended, of the corporation be amended by amending Article IV, paragraph (A), to read in its entirety as follows:

"A. The total number of shares of stock which the corporation shall have the authority to issue is 5,054,500, of which 4,485,000 shares shall be designated Common Stock, $.01 par value per share (the "Common Stock"), 54,500 shares shall be designated as Class N Common Shares, $.01 par value per share (the "Class N Common Shares"), 315,000 shares shall be designated Series A Junior Convertible Preferred Stock, $100 par value per share (the "Series A Stock"), and 200,000 shares shall be designated Series B Preferred Stock, $100 par value per share (the "Series B Stock")."

RESOLVED, that the Restated Certificate of Incorporation, as amended, of the corporation be amended by amending Article IV, paragraph (C), subparagraph (1)(a), to read in its entirety as follows:

"a. The term "Junior Stock" shall mean the Common Stock, the Class N Common Shares and any other class or series of stock of the corporation hereafter authorized or created over which the shares of Series A Stock have preference or priority in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the corporation."

RESOLVED, that the Restated Certificate of Incorporation, as amended, of the corporation be amended by amending Article IV, paragraph (D), subparagraph (1)(a), to read in its entirety as follows:

"a. The term "Junior Stock" shall mean the Common Stock, the Class N Common Shares, the Series A Stock and any other class or series of stock of the corporation hereafter authorized or created over which the shares of Series B Stock have preference or priority in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the corporation."

RESOLVED, that the Restated Certificate of Incorporation, as amended, of the corporation be amended further by adding at the end of Article IV thereof a new paragraph (E) to read in its entirety as follows:

"E. The rights, preferences, privileges, restrictions and other matters relating to the Common Stock and the Class N Common Shares are as follows:

1. Dividends.

Subject to the aforementioned preferential rights of the holders of the Series A Stock and the Series B Stock, the holders of the Common Stock and the Class N Common Shares shall be entitled to receive dividends when and as declared by the Board of Directors, out of any funds of the corporation at the time legally available for the declaration of dividends. With respect to the declaration and payment of dividends the Common Stock and the Class N Common Shares shall be treated equally, on a share for share basis, and dividends shall be declared and paid on the Common Stock and the Class N Common Shares without preference or distinction as between or among the Common Stock and the Class N Common Shares.

2. Voting Rights.

Subject to the aforementioned voting rights of the holders of the Series A Stock and the Series B Stock, the holders of the Common Stock shall have and possess the sole and exclusive right to notice of stockholders' meetings and the sole and exclusive voting rights and powers. The Class N Common Shares shall have no voting rights whatsoever, except that the corporation may not, without the consent of the holders of at least a majority of the Class N Common Shares outstanding, given in person or by proxy, either in writing or by vote at a meeting called for that purpose at which the holders of the Class N Common Shares shall vote as a class, alter or change the powers, preferences, privileges or rights given to the holders of the Class N Common Shares so as to affect such class of stock adversely. The Class N Common Shares (if required by law) shall also be entitled to notice of the time, place, and purpose of any meeting called to approve any merger or consolidation of the corporation, but shall have no voting rights in connection with such merger or consolidation of the corporation unless the Class N Common Shares would be adversely affected thereby.

3. Liquidation.

In the event of any liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, subject to all the preferential rights of the holders of the Series A Stock and Series B, the holders of the Common Stock and the Class N Common Shares shall be entitled to receive ratably, on a share for share basis without preference or distinction as between or among the Common Stock and the Class N Common Shares, all the remaining assets of the corporation."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the written consent to the amendment was given in accordance with Section 228 of the GCL, and the written notice of the action taken has been given as provided in such Section 228.

THIRD: That such amendment was duly adopted in accordance with the provisions of Section 242 of the GCL, except that pursuant to Section 228 of the GCL written consent to such amendment was given pursuant to such Section 228 and the written notice required by such Section 228 has been given.

FOURTH: That the capital of said corporation will not be reduced under or by reason of such amendment.

IN WITNESS WHEREOF, such Crowley Maritime Corporation has caused this certificate to be signed by Thomas B. Crowley, Jr., its President, and attested by Tana G. Shipman, its Secretary, this 23rd day of May, 1994.

CROWLEY MARITIME CORPORATION

By ______________________
Thomas B. Crowley, Jr.
President

Attest:

By ______________________
Tana G. Shipman
Secretary

# State of Delaware



# Office of Secretary of State

I, MICHAEL RATCHFORD, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CROWLEY NEW HOLDING CORPORATION" FILED IN THIS OFFICE ON THE THIRD DAY OF AUGUST, A.D. 1992, AT 8:30 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

* * * * * * * * * *


DEPARTMENT OF STATE
OFFICE OF THE SECRETARY OF STATE
DELAWARE

732216014

Michael Ratchford, Secretary of State

AUTHENTICATION: *3544017

DATE: 08/03/1992

CERTIFICATE OF AMENDMENT
OF RESTATED CERTIFICATE OF INCORPORATION
OF CROWLEY NEW HOLDING CORPORATION

Crowley New Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies:

FIRST: That the Board of Directors of said corporation, at a meeting duly held, adopted resolutions proposing and declaring advisable the following amendment to the Restated Certificate of Incorporation of said corporation:

> RESOLVED, that Article I of the Restated Certificate of Incorporation of Crowley New Holding Corporation be amended and restated to read in its entirety as follows:
>
> I.
>
> The name of the corporation is Crowley Maritime Corporation.

SECOND: That in lieu of a meeting and vote of stockholders, the sole stockholder of said corporation has given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by its Chairman of the Board and Chief Executive Officer and attested by its Secretary this 31st day of July, 1992.

CROWLEY NEW HOLDING CORPORATION



By ______________________
Thomas B. Crowley
Chairman of the Board and
Chief Executive Officer

Attest:



By ______________________
Tana G. Shipman
Secretary

*State of Delaware*

# *Office of the Secretary of State*

I, WILLIAM T. QUILLEN, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CROWLEY NEW HOLDING CORPORATION", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 1992, AT 1:30 O'CLOCK P.M.



William T. Quillen

*William T. Quillen, Secretary of State*

2275353 8100

AUTHENTICATION: 7077042

944055877

DATE: 04-04-94

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 01:30 PM 07/31/1992
7- -3021 - 2275353

# RESTATED CERTIFICATE OF INCORPORATION

## OF CROWLEY NEW HOLDING CORPORATION

Crowley New Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

FIRST: The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 4, 1991.

SECOND: This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation and has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

THIRD: The text of the Certificate of Incorporation is hereby restated and further amended to read in its entirety as follows:

I.

The name of the corporation is CROWLEY NEW HOLDING CORPORATION.

II.

The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

III.

The nature of the business or purpose to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

IV.

A. The total number of shares of stock which the corporation shall have the authority to issue is 5,000,000, of which 4,485,000 shares shall be designated Common Stock, $.01 par value per share (the "Common Stock"), 315,000 shares shall be designated Series A Junior Convertible Preferred Stock, $100 par value per share (the "Series A Stock"), and 200,000 shares shall be designated Series B Preferred Stock, $100 par value per share (the "Series B Stock").

B. The Board of Directors may not approve, with respect to the Common Stock or the Series A Stock, any stock split, stock dividend, liquidating dividend, reclassification, subdivision, combination or other such transaction that would affect the relative voting rights of the Series A Stock and the Common Stock unless an appropriate adjustment to avoid such effect on voting rights is made. The Board of Directors may not approve, with respect to the Series A Stock, any stock split, stock dividend, liquidating dividend, reclassification, subdivision, combination or other such transaction if such transaction would affect disproportionately any of the rights, preferences or privileges upon conversion of the Series A Stock to Common Stock.

C. The rights, preferences, privileges, restrictions and other matters relating to the Series A Stock are as follows:

1. Definitions.

As used herein with respect to the Series A Stock, the following terms shall have the following meanings:

a. The term "Junior Stock" shall mean the Common Stock and any other class or series of stock of the corporation hereafter authorized or created over which the shares of Series A Stock have preference or priority in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the corporation.

b. The term "parity" shall mean the shares of any class or series of stock of the corporation in equal ranking with the shares of Series A Stock in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the corporation.

2. Designation and Number of Shares.

Each share of Series A Stock shall be identical in all respects to every other share of Series A Stock. Shares acquired by the corporation shall be cancelled and shall revert to authorized but unissued shares of Series A Stock.

3. Dividend Rights.

a. Holders of Series A Stock, in preference to the holders of any Junior Stock, shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available therefor, cumulative cash dividends at the rate of $5.00 per share per annum, and no more, payable annually on July 1 of each year to stockholders of record as of the fifteenth day of the month immediately preceding the payment date. If any dividend payment date shall fall on a Saturday, Sunday or holiday as determined by the corporation, then such dividend payment date shall be the first succeeding day that is not a Saturday, Sunday or holiday as determined by the corporation. The first such dividend shall not be paid until July 1, 1993, but it shall include the full dividend accrued from July 1, 1992 through such date. No dividend whether in cash or property shall be paid or declared, nor shall any other distribution be made, for any annual dividend period on any shares of any class or series of stock of the corporation ranking on a parity with Series A Stock unless at the same time a dividend or other distribution for the same annual dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid, or declared and set apart for, or made, on all shares of Series A Stock then issued and outstanding and entitled to receive such dividend or other distribution.

b. So long as any shares of Series A Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, nor shall any shares of any Junior Stock be purchased, redeemed, or otherwise acquired for value by the corporation or any subsidiary of the corporation, unless all cumulative dividends on the shares of Series A Stock for all past annual dividend periods and for the then current annual period shall have been paid or declared and a sum sufficient for the payment thereof set apart therefor, except that the corporation may purchase, redeem or otherwise acquire for value shares of Junior Stock pursuant to the corporation's obligations created under (i) all employee benefit plans and programs that were adopted or implemented by Crowley Maritime Corporation ("CMC") prior to August 1, 1992 and assumed or adopted by the corporation, and all agreements related thereto; (ii) all agreements that were entered into prior to August 1, 1992 between (1) the corporation and certain employees and former employees of CMC and (2) CMC and certain employees and former employees of CMC and assumed or adopted by the corporation, pursuant to which such persons in each case may require the corporation to purchase shares of Common Stock; and (iii) all amendments, changes and modifications of the foregoing plans, programs and agreements, or any of them, heretofore or hereafter adopted or approved from time to time by the Board of Directors.

c. Subject to the foregoing and to any further limitations prescribed in accordance with this Restated Certificate of Incorporation, the Board of Directors may declare, out of any funds legally available therefor, dividends upon the then outstanding shares of any Junior Stock, and shares of Series A Stock shall not be entitled to share therein.

d. All unpaid cumulative dividends on the Series A Stock shall bear interest ("Series A Unpaid Dividend Interest") at the rate of ten percent (10%) per annum, compounded annually and payable only when all cumulative dividends on the shares of Series A Stock for all past annual dividend periods and for the then current annual period are paid or as otherwise expressly provided in this Article IV, paragraph (C).

4. Voting Rights.

Except as otherwise required by law, Series A Stock shall be entitled to vote along with the Common Stock. For such purpose, the holders of shares of Series A Stock shall be entitled to .167 of a vote for each share of Series A Stock held.

Holders of Series A Stock shall be entitled to notice of any stockholders' meeting in accordance with the by-laws of the corporation and shall vote with the Common Stock as a single class upon any matter submitted to a vote of stockholders, except with respect to those matters required by law to be submitted to a class vote, when the Series A Stock shall vote as a separate class rather than with the Common Stock.

5. Liquidation Rights.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, then, before any distribution or payment shall be made to the holders of any Junior Stock, but after full payment is made or set aside for the holders of Series B Stock, the holders of Series A Stock shall be entitled to be paid out of the assets of the corporation an amount equal to $100 per share, plus all unpaid cumulative dividends to the date of such payment, whether or not earned or declared, together with Series A Unpaid Dividend Interest thereon, if any, to the date of such payment. After such payment is made in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of Series A Stock shall not be entitled to any other payments, and the remaining assets of the corporation, if any, shall be distributed among the holders of Junior Stock according to their respective rights and preferences. If, upon any such liquidation, dissolution or winding up, the assets of the corporation shall be insufficient to make in full the payments provided for herein to the holders of Series A Stock and all other classes and series of stock ranking on a parity with the Series A Stock, then such assets shall be distributed among the holders of Series A Stock and all other classes and series of stock ranking on a parity with the Series A Stock at the time outstanding ratably in proportion to the full amounts to which they would otherwise be respectively entitled. A consolidation or merger of the corporation with or into any other corporation or corporations or a sale, lease or conveyance (whether for cash, shares of stock, securities or properties) of all or substantially all or any part of the assets of the corporation shall not be deemed or construed to be a liquidation, dissolution or winding up of the corporation within the meaning of this paragraph (C)(5) of this Article IV.

6. Redemption.

a. The shares of the Series A Stock may be redeemed, in whole or in part, at the option of the corporation, at any time on or after July 1, 1997. The redemption price shall be $100 per share, plus all unpaid cumulative dividends to the date of such redemption, whether or not earned or declared, together with Series A Unpaid Dividend Interest thereon, if any, to the date of such redemption.

b. In case of any redemption of shares of the Series A Stock, the corporation shall give notice of such redemption to the holders of the shares of the Series A Stock in the following manner: a notice describing the redemption, the number of shares of Series A Stock of each such holder to be redeemed and the time and place of redemption shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares of the Series A Stock at their respective addresses as the same shall appear upon the books of the corporation, not more than ninety (90) days and not less than sixty (60) days prior to the date fixed for redemption. In the event such notice is not given to any such holder, the failure to give such notice shall not affect the validity of the proceedings for the redemption of any other shares. From and after the date fixed in any such notice as the date of redemption, all dividends and Series A Unpaid Dividend Interest, if any, upon the shares of the Series A Stock called for redemption shall cease to accrue, and all rights of the holders of said shares as stockholders of the corporation shall cease and terminate, except the right to receive the redemption price plus all unpaid cumulative dividends to the specified date of redemption (together with Series A Unpaid Dividend Interest thereon, if any, through the specified date of redemption, but without any other interest) upon surrender of the certificate(s) representing the shares of the Series A Stock. In case less than all shares represented by a certificate shall be redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

c. If less than all of the outstanding shares of Series A Stock are to be redeemed, the number of shares of Series A Stock to be redeemed from each holder thereof shall be determined by multiplying the total number of shares of Series A Stock to be redeemed by a fraction, the numerator of which is the total number of shares of Series A Stock held by such holder and the denominator of which is the total number of shares of Series A Stock outstanding, rounded to the nearest whole share.

d. Nothing herein shall prevent the corporation from purchasing shares of any class of Preferred Stock from any holder thereof on such terms as may be negotiated between the corporation and such holder.

7. <u>Conversion</u>.

The Series A Stock shall be convertible into Common Stock as follows:

a. <u>Definitions</u>. For the purposes of this paragraph (C)(7) of this Article IV the following definitions shall apply:

i. "<u>Issuance Date</u>" shall mean the date on which the corporation first issues any shares of its Series A Stock.

ii. "<u>Conversion Price</u>" shall mean the price, determined pursuant to this paragraph (C)(7) of this Article IV, at which shares of Common Stock shall be deliverable upon conversion of the Series A Stock.

iii. "<u>Current Conversion Price</u>" shall mean the Conversion Price immediately before the occurrence of any event, which, pursuant to paragraph (C)(7)(e) of this Article IV, causes an adjustment to the Conversion Price.

iv. "<u>Convertible Securities</u>" shall mean any indebtedness or shares of stock convertible into or exchangeable for Common Stock, including Series A Stock.

v. "Options" shall mean any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

vi. "Common Stock Outstanding" shall mean the aggregate of all Common Stock outstanding and all Common Stock issuable upon exercise of all outstanding Options and conversion of all outstanding Convertible Securities.

vii. "Distribution" means the transfer of cash or property by the corporation to its stockholders without consideration, whether by way of dividend or otherwise, except a dividend in shares of the corporation, or the purchase or redemption of its shares for cash or property, including the transfer, purchase, or redemption by a direct or indirect subsidiary of the corporation.

b. Automatic Conversion. Immediately upon the closing of the first public offering pursuant to which any Common Stock is sold to the public by the corporation (or selling stockholders, if any) in a firm commitment underwritten public offering registered on Form S-1 (or any successor form) under the Securities Act of 1933, as amended, each share of Series A Stock shall automatically be converted into shares of Common Stock at its Conversion Price then in effect. On and after said conversion date, notwithstanding that any certificates for the Series A Stock shall not have been surrendered for conversion, the shares of Series A Stock evidenced thereby shall be deemed to be no longer outstanding, and all rights with respect thereto shall forthwith cease and terminate, except only the rights of the holder (i) to receive the shares of Common Stock to which he shall be entitled upon conversion thereof, (ii) to receive the amount of cash payable in respect of any fractional share of Common Stock to which he shall be entitled, and (iii) with respect to dividends declared but unpaid on such Series A Stock prior to such conversion date. In the event that any holder of Series A Stock presents such holder's certificate therefor for surrender to the corporation or its transfer agent upon such conversion, a certificate for the number of shares of Common Stock into which the shares of Series A Stock surrendered were convertible on such conversion date promptly will be issued and delivered to such holder.

c. Right to Convert. Each holder of shares of Series A Stock may, at any time after the Issuance Date, convert any or all of such Series A Stock into fully-paid and non-assessable shares of Common Stock at the Conversion Price in effect at the time of conversion determined as provided herein.

Before any holder of Series A Stock shall be entitled to convert the same into Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, to the office of the corporation or any transfer agent for such Series A Stock and shall give written notice to the corporation at such office that he elects to convert the same. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Stock, or to his nominee or nominees, certificates for the number of full shares of Common Stock to which he shall be entitled, together with cash in lieu of any fraction of a share as hereinafter provided, and, if less than all of the shares of Series A Stock represented by such certificate are converted, a certificate representing the shares of Series A Stock not converted. Such conversion shall be deemed to have been made as of the date of such surrender of the certificate for the Series A Stock to be converted, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

d. The Conversion Price. The Series A Stock shall be convertible into the number of shares of Common Stock that result from dividing the Conversion Price per share in effect at the time of conversion into $100 for each share of Series A Stock being converted, plus all unpaid cumulative dividends thereon to the date of such conversion, whether or not earned or declared, together with Series A Unpaid Dividend Interest thereon, if any. The Conversion Price for the Series A Stock shall initially be $1,200 per share of Common Stock. Such initial Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided.

e. Adjustments to Conversion Price. Subject to paragraph (C)(7)(e)(ix) of this Article IV, the Conversion Price in effect from time to time shall be subject to adjustment in certain cases as follows:

i. Issuance of Securities. In case the corporation shall at any time after the Issuance Date for the Series A Stock (1) issue or sell any Common Stock without consideration, or for a consideration per share less than the Current Conversion Price for the Series A Stock, or (2) pay or make a dividend or other Distribution on the Common Stock (other than in cash out of retained earnings of the corporation recorded on its book after the Issuance Date) then, and thereafter successively upon each such issuance, sale, dividend or other Distribution, the Current Conversion Price for the Series A Stock shall simultaneously with such issuance, sale, dividend or other Distribution be adjusted to a Conversion Price (calculated to the nearest cent) determined by dividing:

(A) an amount equal to (i) the total number of shares of Common Stock Outstanding when the Current Conversion Price for the Series A Stock became effective multiplied by the Current Conversion Price for the Series A Stock, plus (ii) the aggregate of the amount of all consideration, if any, received by the corporation for the issuance or sale of Common Stock since the respective Current Conversion Price for the Series A Stock became effective, minus (iii) the aggregate amount of all dividends or Distributions on Common Stock (other than in cash out of retained earnings of the corporation recorded on its books after the Issuance Date) paid by the corporation since the Current Conversion Price for the Series A Stock became effective, by

(B) the total number of shares of Common Stock Outstanding immediately after such issuance, sale, dividend, or other Distribution.

For the purposes of this paragraph (C)(7)(e) of this Article IV, the following provisions shall also be applicable:

(t) Cash Consideration. In case of the issuance or sale of additional Common Stock for cash, the consideration received by the corporation therefor shall be deemed to be the amount of cash received by the corporation for such shares (or, if such shares are offered by the corporation for subscription, the subscription price, or, if such shares are sold to underwriters or dealers for public offering without a subscription offering, the public offering price), without deducting therefrom any compensation or discount paid or allowed to underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith.

(u) Non-Cash Consideration. In the case of the issuance (otherwise than upon conversion or exchange of Convertible Securities) or sale of additional Common Stock, Options or Convertible Securities for a consideration other than cash or a consideration a part of which shall be other than cash, the fair value of such consideration as determined by the Board of Directors of the corporation in the good faith exercise of its business judgment, irrespective of the accounting treatment thereof, shall be deemed to be the value, for purposes of this paragraph (C)(7)(e) of this Article IV, of the consideration other than cash received by the corporation for such securities.

(v) Options and Convertible Securities. In case the corporation shall in any manner issue or grant any Options or any Convertible Securities, the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities at the time such Convertible Securities first become convertible or exchangeable shall (as of the date of issue or grant of such Options or, in the case of the issue or sale of Convertible Securities other than where the same are issuable upon the exercise of Options, as of the date of such issue or sale) be deemed to be issued and to be outstanding for the purpose of this paragraph (C)(7)(e) of this Article IV and to have been issued for the sum of the amount (if any) paid for such Options or Convertible Securities and the amount (if any) payable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities at the time such Convertible Securities first become convertible or exchangeable; provided that, subject to the provisions of paragraph (C)(7)(e)(ii) of this Article IV, no further adjustment of the Conversion Price shall be made upon the actual issuance of any such Common Stock or Convertible Securities or upon the conversion or exchange of any such Convertible Securities.

(w) Dividends in Common Stock, Options or Convertible Securities. In the case of the issuance of additional Common Stock, Options or Convertible Securities as a dividend or as a Distribution on Common Stock, the aggregate number of shares of Common Stock issued (or deemed issued pursuant to paragraph (C)(7)(e)(v) of this Article IV above) in payment of such dividend or Distribution shall be deemed to have been issued on the record date for such dividend or Distribution and shall be deemed to have been issued without consideration.

(x) Other Dividends. In the case of the payment or making of a dividend or other Distribution on Common Stock in property (excluding Common Stock, Convertible Securities and Options, but including all other securities), such dividend or other Distribution shall be deemed to have been paid or made on the record date for such dividend or other Distribution and in the amount of such dividend or other Distribution in property on such record date, as determined by the Board of Directors of the corporation in the good faith exercise of its business judgment.

(y) Reclassification. The reclassification of securities other than Common Stock into securities including Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock at the close of business on the date fixed for the determination of stockholders entitled to receive such Common Stock.

(z) Record Date. In the event that there shall be no record date for the determination of stockholders entitled to any dividend or Distribution declared by the corporation, the first business day during which the stock transfer books of the corporation shall be closed for the purpose of such determination shall be deemed to be the record date for the determination of stockholders entitled to such dividend or Distribution.

ii. Change in Option Price or Conversion Rate. In the event that the purchase price provided for in any Option referred to in paragraph (C)(7)(e)(v) of this Article IV, or the rate at which any Convertible Securities referred to in paragraph (C)(7)(e)(v) of this Article IV are convertible into or exchangeable for shares of Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), the Current Conversion Price for the Series A Stock in effect at the time of such event shall forthwith be readjusted to the Conversion Price that would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. In the event that the purchase price provided for in any such Option referred to in paragraph (C)(7)(e)(v) of this Article IV or the additional consideration (if any) payable upon the conversion or exchange of any Convertible Securities referred to in paragraph (C)(7)(e)(v) of this Article IV or the rate at which any Convertible Securities referred to in paragraph (C)(7)(e)(v) of this Article IV are convertible into or exchangeable for shares of Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, then in case of the delivery of shares of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Security, the Current Conversion Price for the Series A Stock then in effect hereunder shall, upon issuance of such shares of Common Stock, be adjusted to such amount as would have been obtained had such Option or Convertible Security never been issued and had adjustments been made only upon the issuance of the shares of Common Stock delivered as aforesaid and for the consideration actually received for such Option or Convertible Security and the Common Stock.

iii. Termination of Option or Conversion Rights. In the event of the termination or expiration of any right to purchase Common Stock under any Option or of any right to convert or exchange Convertible Securities, the Current Conversion Price for the Series A Stock shall, upon such termination, be changed to the Conversion Price that would have been in effect at the time of such expiration or termination had such Option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued, and the shares of Common Stock issuable thereunder shall no longer be deemed to be Common Stock Outstanding.

iv. Stock Splits. In the event the outstanding Common Stock shall be subdivided into a greater number of shares of Common Stock, the Current Conversion Price for the Series A Stock shall, simultaneously with the effectiveness of such subdivision, be proportionately reduced and conversely, in case the outstanding Common Stock shall be combined into a smaller number of shares of Common Stock, the Current Conversion Price shall, simultaneously with the effectiveness of such combination, be proportionately increased. For the purposes of paragraph (C)(7)(d)(i) and this paragraph (C)(7)(d)(iv) of this Article IV, a distribution of Common Stock to holders of Common Stock in which the number of shares distributed is twenty-five percent (25%) or more of the number of shares of Common Stock upon which the distribution is to be made shall be deemed to be a subdivision of Common Stock, and a distribution of a lesser number of shares of Common Stock shall be deemed to be a stock dividend.

v. Recapitalizations and Mergers. In case of any classification, reclassification or other reorganization of the capital stock of the corporation, or in case of the consolidation or merger of the corporation with or into another corporation, or the conveyance to another corporation of all or any major portion of the assets of the corporation, then, as part of such classification, reclassification, reorganization, consolidation, merger, or conveyance, adequate provision shall be made whereby each holder of shares of Series A Stock upon the exercise of the conversion privilege shall be entitled to receive on the same basis and conditions as provided herein with respect to Common Stock of the corporation, the stock, securities or other property which such holders would have been entitled to receive upon such classification, reclassification or other reorganization, consolidation, merger or conveyance, if such holder had exercised the conversion privilege immediately prior to such classification, reclassification or other reorganization, consolidation, merger or conveyance, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustment of the Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or other property thereafter deliverable upon the exercise of such conversion privilege; and, as a condition of any such consolidation, merger, or conveyance, any corporation which shall become successor to the corporation by reason of such consolidation, merger or conveyance shall expressly assume the obligation to deliver, upon the exercise of the conversation privilege, such shares of stock, securities or other consideration as the holders of shares of the Series A Stock shall be entitled to receive pursuant to the provisions hereof. The foregoing provisions shall similarly apply to successive classifications, reclassifications, or other reorganizations and to successive consolidations, mergers, and conveyances of or by any such successor.

vi. Successive Changes. The above provisions of this paragraph (C)(7) of Article IV shall similarly apply to successive issuances, sales, dividends or other Distributions, subdivisions and combinations on or of the Common Stock after the Issuance Date.

vii. Other Events Altering Conversion Price. Upon the occurrence of any event not specifically denominated in this paragraph (C)(7)(e) of Article IV as altering the Conversion Price for the Series A Stock that, in the reasonable exercise of the business judgment of the Board of Directors of the corporation requires, on equitable principles, the alteration of such Conversion Price, such Conversion Price, will be so equitably altered.

viii. Miscellaneous Conversion Price Matters. The corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock the full number of shares of Common Stock deliverable upon conversion of all the then outstanding Series A Stock and shall, at its own expense, take all such actions and obtain all such permits and orders as may be necessary to enable the corporation lawfully to issue such Common Stock upon the conversion of such Series A Stock. No fractions of Common Stock shall be issued upon the conversion of Series A Stock and in lieu thereof the corporation shall pay the holder an amount in cash equal to the fair market value of such fractional interest as determined by the Board of Directors of the corporation in the exercise of its good faith business judgment.

ix. Excluded Events. Notwithstanding anything in this paragraph (C)(7)(e) of Article IV to the contrary, the Conversion Price for the Series A Stock shall not be adjusted by virtue of (A) the conversion of 315,000 shares of Series A Stock into shares of Common Stock and (B) the repurchase of shares of Common Stock from the corporation's employees, consultants, officers or directors at such prices as may be approved of by the corporation's Board of Directors, and none of such shares shall be included in any manner in the computation from time to time of the Conversion Price for the Series A Stock under paragraph (C)(7)(e) of Article IV or in Common Stock Outstanding for purposes of such computation.

8. Preemptive Rights.

The holders of Series A Stock shall have no preemptive right to purchase or otherwise acquire shares of any class or series of stock or other securities of the corporation now or hereafter authorized.

D. The rights, preferences, privileges, restrictions and other matters relating to the Series B Stock are as follows:

1. Definitions.

As used herein with respect to the Series B Stock, the following terms shall have the following meanings:

a. The term "Junior Stock" shall mean the Common Stock, the Series A Stock and any other class or series of stock of the corporation hereafter authorized or created over which the shares of the Series B Stock have preference or priority in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the corporation.

b. The term "parity" shall mean the shares of any class or series of stock of the corporation in equal ranking with the shares of the Series B Stock in the payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the corporation.

2. Designation and Number of Shares.

Each share of the Series B Stock shall be identical in all respects to every other share of the Series B Stock. Shares of the Series B Stock acquired by the corporation shall be cancelled and shall revert to authorized but unissued shares of Series B Stock.

3. Dividend Rights.

a. Holders of the Series B Stock, in preference to the holders of any Junior Stock, shall be entitled to receive, but only out of funds legally available therefor, cumulative, cash dividends at the rates per share per annum specified in the immediately following sentence, and no more, payable annually on July 1 of each year to stockholders of record as of the fifteenth day of the month immediately preceding the payment date. Such dividend rates per share per annum shall be $12.00 for the annual dividend periods ending on each of July 1, 1993, July 1, 1994 and July 1, 1995; $10.00 for the annual dividend period ending on July 1, 1996; and $7.70 for the annual dividend period ending on July 1, 1997 and each annual dividend period thereafter. If any dividend payment date shall fall on a Saturday, Sunday or holiday as determined by the corporation, then such dividend payment date shall be the first succeeding day that is not a Saturday, Sunday or holiday as determined by the corporation. The first such dividend shall not be paid until July 1, 1993, but it shall include the full dividend accrued from July 1, 1992 through such date. No dividend whether in cash or property shall be paid or declared, nor shall any other distribution be made, for any annual dividend period on any shares of any class or series of stock of the corporation ranking on a parity with the Series B Stock in the payment of dividends unless at the same time a dividend or other distribution for the same annual dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid, or declared and set apart for, or made, on all shares of the Series B Stock then issued and outstanding and entitled to receive such dividend or other distribution.

b. So long as any shares of the Series B Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, nor shall any shares of any Junior Stock be purchased, redeemed, or otherwise acquired for value by the corporation or any subsidiary of the corporation, unless all cumulative dividends on the shares of the Series B Stock for all past annual dividend periods and for the then current annual period shall have been paid or declared and a sum sufficient for the payment thereof set apart therefor, except that the corporation may purchase, redeem or otherwise acquire for value shares of Junior Stock pursuant to the corporation's obligations created under (i) all employee benefit plans and programs that were adopted or implemented by CMC prior to August 1, 1992 and assumed or adopted by the corporation, and all agreements related thereto; (ii) all agreements that were entered into prior to August 1, 1992 between (1) the corporation and certain employees and former employees of CMC and (2) CMC and certain employees and former employees of CMC and assumed or adopted by the corporation, pursuant to which such persons in each case may require the corporation to purchase shares of Common Stock; and (iii) all amendments, changes and modifications of the foregoing plans, programs and agreements, or any of them, heretofore or hereafter adopted or approved from time to time by the Board of Directors.

c. Subject to the foregoing and to any further limitations prescribed in accordance with this Restated Certificate of Incorporation, the Board of Directors may declare, out of any funds legally available therefor, dividends upon the then outstanding shares of any Junior Stock, and shares of Series B Stock shall not be entitled to share therein.

d. All unpaid cumulative dividends on the Series B Stock shall bear interest ("Series B Unpaid Dividend Interest") at the rate of ten percent (10%) per annum, compounded annually and payable only when all cumulative dividends on the shares of Series B Stock for all past annual dividend periods and for the then current annual period are paid or as otherwise expressly provided in this Article IV, paragraph (D).

4. Voting Rights.

a. Except as hereinafter provided in paragraph (D)(4)(b) of this Article IV or otherwise required by law, the Series B Stock shall not be entitled to vote on any matters.

b. If and whenever dividends due but unpaid on the Series B Stock equal or exceed an amount equal to two full annual dividends on the Series B Stock, then until the entire amount of such unpaid dividends shall have been paid in full, the number of members of the Board of Directors shall automatically be increased by one and the holders of Series B Stock, voting as a class with each holder of a share entitled to one vote per share held, shall be entitled to elect one director to the Board of Directors. The holders of the Common Stock and such other of the corporation's capital stock as shall have the right to vote for the election of directors shall continue to elect the number of directors to which they would otherwise be entitled to elect.

If and when all dividends theretofore in default on the Series B Stock shall be paid, the holders of Series B Stock shall thereupon be divested of such special right to elect a member of the Board of Directors, but subject always to the same provisions for the vesting of such special rights of the holders of the Series B Stock in case of further like default or defaults.

At any time after the voting power to elect one member of the Board of Directors shall have become vested in the Series B Stock as provided in this paragraph (D)(4)(b) of Article IV, the Board of Directors shall, upon the request of the holders of at least fifty-one percent in interest of the Series B Stock, addressed to the principal office of the corporation, take action to immediately appoint the nominee of the Series B Stock. In the event that the foregoing action is not taken within five (5) days after receipt of such request from the holders of the Series B Stock, the President or any Vice President of the corporation shall call a special meeting of the holders of the Series B Stock, the Series A Stock, the Common Stock and such other of the corporation's capital stock as shall then have the right to vote for the election of directors, to be held at the place and upon the notice provided in the by-laws of the corporation for the holding of meetings. If such meeting shall not be so called as soon as possible after personal service of the request, or the mailing of the same by registered mail within the United States of America, then the record holders of at least ten percent of the Series B Stock may designate in writing one of their number to call such meeting, and the person so designated may call such meeting at the place and upon the notice above provided and for that purpose shall have access to the stockholder lists and other appropriate records of the corporation. At any meeting so called or at any annual meeting held while the holders of Series B Stock have the voting power to elect one member of the Board of Directors, the holders of a majority of the then outstanding shares of the Series B Stock, present in person or by proxy, shall be sufficient to constitute a quorum for the election of the additional director as herein provided; and the person so elected as a director, together with such persons, if any, as may be elected as directors by the holders of the Common Stock and the Series A Stock, and such other of the corporation's capital stock as shall then have the right to vote for the election of directors, shall constitute the duly elected directors of the corporation. In the event the holders of the Common Stock, and such other of the corporation's capital stock as shall then have the right to vote for the election of directors, fail to elect the number of directors which they are entitled to elect at such meeting, such directors shall be elected by a majority vote of the Series B Stock represented at the meeting. In the event that a director appointed as a nominee of, or elected by, the Series B Stock shall die or otherwise be unable to serve, a new director may be elected by the Series B Stock. In the event that a director elected by the holders of the Common Stock and such other of the corporation's capital stock as shall then have the right to vote for the election of directors shall die or otherwise be unable to serve, a new director or directors may be appointed by the directors elected by the holders of such stock. When the rights of the Series B Stock to vote as provided in this paragraph (D)(4)(b) of Article IV have ceased, as hereinabove provided, the term of office of the person appointed as a nominee of, or elected by, them as a director shall terminate immediately.

5. Liquidation Rights.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of the Series B Stock shall be entitled to be paid out of the assets of the corporation an amount equal to $100 per share, plus all unpaid cumulative dividends to the date of such payment, whether or not earned or declared, together with Series B Unpaid Dividend Interest thereon, if any, to the date of such payment. After such payment is made in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation the holders of the Series B Stock shall not be entitled to any other payments, and the remaining assets of the corporation, if any, shall be distributed among the holders of Junior Stock according to their respective rights and preferences. If, upon any such liquidation, dissolution or winding up, the assets of the corporation shall be insufficient to make in full the payments provided for herein to the holders of he Series B Stock and all other classes and series of stock ranking on a parity with such class, then such assets shall be distributed among the holders of the Series B Stock and all other classes and series of stock ranking on a parity with such class at the time outstanding ratably in proportion to the full amounts to which they would otherwise be respectively entitled. A consolidation or merger of the corporation with or into any other unaffiliated corporation or corporations or a sale, lease or conveyance (whether for cash, shares of stock, securities or properties) of all or substantially all of the assets of the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of this paragraph (D)(5) of this Article IV. For purposes of this paragraph, an "unaffiliated corporation" shall mean any corporation other than a corporation of which 50% or more of the voting securities are owned either by the corporation or Thomas B. Crowley, Sr.

6. Redemption.

a. The shares of the Series B Stock may be redeemed, in whole or in part, at the option of the corporation, at any time. The redemption price shall be $100 per share, plus all unpaid cumulative dividends to the date of such redemption, whether or not earned or declared, together with Series B Unpaid Dividend Interest thereon, if any, to the date of such redemption.

b. In case of any redemption of shares of the Series B Stock, the corporation shall give notice of such redemption to the holders of the shares of the Series B Stock in the following manner: a notice describing the redemption, the number of shares of Series B Stock of each such holder to be redeemed and the time and place of redemption shall be mailed by first class mail, postage prepaid, addressed to the holders of record of the shares of the Series B Stock at their respective addresses as the same shall appear upon the books of the corporation, not more than sixty (60) days and not less than thirty (30) days prior to the date fixed for redemption. In the event such notice is not given to any such holder, the failure to give such notice shall not affect the validity of the proceedings for the redemption of any other shares. From and after the date fixed in any such notice as the date of redemption, all dividends and Series B Unpaid Dividend Interest, if any, upon the shares of the Series B Stock called for redemption shall cease to accrue, and all rights of the holders of said shares as stockholders of the corporation shall cease and terminate, except the right to receive the redemption price plus all unpaid cumulative dividends to the specified date of redemption (together with Series B Unpaid Dividend Interest thereon, if any, through the specified date of redemption, but without any other interest) upon surrender of the certificate(s) representing the shares of the Series B Stock. In case less than all shares represented by a certificate shall be redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

c. If less than all of the outstanding shares of Series B Stock are to be redeemed, the number of shares of Series B Stock to be redeemed from each holder thereof shall be determined by multiplying the total number of shares of Series B Stock to be redeemed by a fraction, the numerator of which is the total number of shares of Series B Stock held by such holder and the denominator of which is the total number of shares of Series B Stock outstanding, rounded to the nearest whole share.

d. Nothing herein shall prevent the corporation from purchasing shares of any class of Preferred Stock from any holder thereof on such terms as may be negotiated between the corporation and such holder.

7. Sinking Fund.

a. As and for a sinking fund for the redemption of shares of the Series B Stock, the corporation shall set aside in trust, out of funds legally available for that purpose, on or before the business day next preceding July 1 in each year commencing 1998 as a sinking fund payment, an amount in cash sufficient to redeem on each July 1 the number of shares of the Series B Stock which would constitute twenty percent (20%) of the shares of the Series B Stock initially issued and outstanding (the "Sinking Fund Payment"). A final Sinking Fund Payment sufficient to retire the then outstanding shares of Series B Stock shall be made on July 1, 2002. Each such Sinking Fund Payment shall be applied on such July 1 to the redemption of shares of the Series B Stock at the price of $100 per share plus all unpaid cumulative dividends to the date of such redemption, whether or not earned or declared, together with Series B Unpaid Dividend Interest thereon, if any.

b. Shares acquired and delivered to the corporation for cancellation otherwise than pursuant to paragraph (D)(7)(a) of this Article IV may be used to reduce the amount of any mandatory Sinking Fund Payment. No Sinking Fund Payment(s) or payment may be made so long as any cumulative dividends payable on the Series B Stock are unpaid; provided, however, that any Sinking Fund Payment may be made if any unpaid cumulative dividends payable on the Series B Stock are paid on the same day that such Sinking Fund Payment is made.

c. Notice of redemption, the manner of selection of the shares to be redeemed and the effect of depositing funds for purposes of making any Sinking Fund Payment and related redemption of shares in trust shall be as set forth in paragraph (D)(6) of this Article IV.

d. If for any reason any Sinking Fund Payment is unpaid and is more than ninety (90) days in arrears, then and until all accrued Sinking Fund Payments have been made, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for value by the corporation or any subsidiary of the corporation (other than any dividend payable in Junior Stock or any acquisition of shares of Junior Stock in exchange for shares of any other Junior Stock), except that the corporation may purchase, redeem or otherwise acquire for value shares of Junior Stock pursuant to the corporation's obligations created under (i) all employee benefit plans and programs that were adopted or implemented by CMC prior to August 1, 1992 and assumed or adopted by the corporation, and all agreements related thereto; (ii) all agreements that were entered into prior to August 1, 1992 between (1) the corporation and certain employees and former employees of CMC and (2) CMC and certain employees and former employees of CMC and assumed or adopted by the corporation, pursuant to which such persons in each case may require the corporation to purchase shares of Common Stock; and (iii) all amendments, changes and modifications of the foregoing plans, programs and agreements, or any of them, heretofore or hereafter from time to time adopted or approved by the Board of Directors.

8. Conversion.

The Series B Stock shall not be convertible into any other securities of the corporation.

9. Preemptive Rights.

The holders of the Series B Stock shall have no preemptive right to purchase or otherwise acquire shares of any class or series of stock or other securities of the corporation now or hereafter authorized.

10. Request for Optional Redemption.

The estate of a holder of Series B Stock will have the right, for a period of 90 days following the death of such holder, to request the redemption of such shares at $100 per share plus accrued but unpaid cumulative dividends to the date of such redemption, together with Series B Unpaid Dividend Interest thereon, if any, to the date of redemption; provided, however, that the corporation shall have no obligation to redeem any of such shares and such request shall not obligate the corporation or its Board of Directors to act upon such a request. However, the Board of Directors shall make a good faith effort to discuss such request at its next regularly scheduled meeting and, after taking into account such factors as it shall deem appropriate and if it determines that such action is in the best interests of the corporation and its stockholders, may cause the corporation to so redeem such shares.

V.

A. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation.

B. In furtherance and not in limitation of the powers conferred by law, the Board of Directors shall have the power to make, alter, amend or repeal the by-laws of the corporation. Any by-laws made by the Board of Directors under the powers conferred hereby may be altered, amended or repealed by the stockholders of the corporation entitled to vote.

C. The number of directors constituting the whole Board of Directors shall be fixed from time to time by the Board of Directors, but shall not be less than six (6) nor greater than ten (10). During any period when the holders of the Series B Stock have the right to elect one (1) director to the Board of Directors, then and only during such time as such right continues, the then authorized number of directors shall be increased automatically without any action of the Board of Directors by one (1). Otherwise than as provided in the preceding two sentences, the number of directors may not be changed except by amendment of this paragraph C of Article V.

D. No director of the corporation shall be personally liable to the corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (1) shall have breached the director's duty of loyalty to the corporation or its stockholders, (2) shall not have acted in good faith, or, in failing to act, shall not have acted in good faith, (3) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (4) shall have derived an improper personal benefit. Neither the amendment nor repeal of this paragraph D of Article V, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this paragraph D of Article V, shall eliminate or reduce the effect of this paragraph D of Article V in respect of any matter occurring, or any cause of action, suit or claim that, but for this paragraph D of Article VI, would accrue or arise, prior to such amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

E. Each person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), including any appeal therefrom, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or of a direct or indirect subsidiary of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity or enterprise, or was a director or officer of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another entity or enterprise at the request of such predecessor corporation, shall be indemnified and held harmless by the corporation, and the corporation shall advance all expenses incurred by any such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the General Corporation Law of the State of Delaware. In any proceeding against the corporation to enforce these rights, such person shall be presumed to be entitled to indemnification and the corporation shall have the burden of proving that such person has not met the standards of conduct for permissible indemnification set forth in the General Corporation Law of the State of Delaware. The rights to indemnification and advancement of expenses conferred by this Article V shall be presumed to have been relied upon by the directors and officers of the corporation in serving or continuing to serve the corporation and shall be enforceable as contract rights. Said rights shall not be exclusive of any other rights to which those seeking indemnification may otherwise be entitled. The corporation may, upon written demand presented by a director or officer of the corporation or of a direct or indirect subsidiary of the corporation, or by a person serving at the request of the corporation as a director or officer of another entity or enterprise, enter into contracts to provide such persons with specific rights to indemnification, which contracts may confer rights and protections to the maximum extent permitted by the General Corporation Law of the State of Delaware, as amended and in effect from time to time.

1. If a claim under this Article V is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce the right to be advanced expenses incurred in defending any proceeding prior to its final disposition where the required undertaking, if any, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the corporation to indemnify the claimant for the amount claimed, but the claimant shall be presumed to be entitled to indemnification and the corporation shall have the burden of proving that the claimant has not met the standards of conduct for permissible indemnification set forth in the General Corporation Law of the State of Delaware.

2. If the General Corporation Law of the State of Delaware is hereafter amended to permit the corporation to provide broader indemnification rights than said Law permitted the corporation to provide prior to such amendment, the indemnification rights conferred by this Article V shall be broadened to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

F. Any repeal or modification of the foregoing provisions of this Article V, including without limitation any contractual rights arising under or authorized by it, by the stockholders of the corporation shall not adversely affect any right or protection of a director or officer of the corporation existing at the time of such repeal or modification.

VI.

Election of directors need not be by written ballot, unless the by-laws of the corporation shall so provide.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding the immediately preceding sentence, in addition to any vote of the holders of any class or series of the stock of the corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal, or adopt any provisions inconsistent with, paragraphs D, E or F of Article V.

IN WITNESS WHEREOF, the corporation has caused this Restated Certificate of Incorporation to be signed by its Chairman of the Board and Chief Executive Officer and attested by its Secretary this 31st day of July, 1992.

CROWLEY NEW HOLDING CORPORATION

By: [signature]
Thomas B. Crowley
Chairman of the Board and
Chief Executive Officer

Attest:

By: [signature]
Tana G. Shipman
Secretary

# State of Delaware



# Office of Secretary of State

I, MICHAEL HARKINS, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF CROWLEY NEW HOLDING CORPORATION FILED IN THIS OFFICE ON THE FOURTH DAY OF OCTOBER, A.D. 1991, AT 10 O'CLOCK A.M.

* * * * * * * * * *




DEPARTMENT OF STATE
OFFICE OF THE SECRETARY OF STATE
DELAWARE

731277002

Michael Harkins, Secretary of State

AUTHENTICATION: *3193425

DATE: 10/04/1991

3 / 99218

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 10:00 AM 10/04/1991
731277002 - 2275353

# CERTIFICATE OF INCORPORATION
# OF
# CROWLEY NEW HOLDING CORPORATION

FIRST: The name of the corporation is Crowley New Holding Corporation.

SECOND: The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares which the corporation is authorized to issue is one hundred (100) shares of common stock with a par value of $.01 per share.

FIFTH: In furtherance, and not in limitation, of the powers conferred by law, the Board of Directors of the corporation shall have the power to make, alter, amend and repeal the by-laws (except so far as the by-laws adopted by the stockholders shall otherwise provide). Any by-laws made by the Board of Directors of the corporation under the powers conferred hereby may be altered, amended or repealed by the Board of Directors or by the stockholders.

SIXTH: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation, and the directors need not be elected by written ballot, unless required by the by-laws of the corporation.

SEVENTH: No director of the corporation shall be personally liable to the corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (i) shall have breached the director's duty of loyalty to the corporation or its stockholders, (ii) shall not have acted in good faith, or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article Seventh, nor the adoption of any provision of this certificate of incorporation inconsistent with this Article Seventh, shall eliminate or reduce the effect of this Article Seventh in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Seventh, would accrue or arise, prior to such amendment or repeal or adoption of an inconsistent provision.

EIGHTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred on stockholders herein are granted subject to this reservation.

NINTH: The name and address of the sole incorporator is as follows:

Tana G. Shipman
Lake Merritt Towers
155 Grand Avenue
10th Floor
Oakland, California 94612

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is her act and deed and the facts herein stated are true, and accordingly has hereunto set forth her hand this 3d day of October, 1991.



Tana G. Shipman



0405Z

EXHIBIT 4

MORRIS, NICHOLS, ARSHT & TUNNELL
1201 NORTH MARKET STREET
P. O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

TELEPHONE (302) 658-9200
TELECOPY (302) 658-3989

February 4, 2005

Crowley Maritime Corporation
155 Grand Avenue
Oakland, CA 94612

Re: James A. Smith Stockholder Proposal

Ladies and Gentlemen:

You have requested our opinion whether under Delaware law, a stockholder proposal submitted to Crowley Maritime Corporation (the "Company"), by James A. Smith (the "Proposal"), is a proper subject for stockholder action under Delaware law and whether it would, if adopted, violate Delaware law. For the reasons set forth below, it is our opinion that the Proposal is not a proper subject for stockholder action under Delaware law, and would, if adopted, violate Delaware law.

I. The Proposal

The Proposal asks the stockholders to determine, with respect to purported class and derivative claims filed by minority stockholders of the Company only two months ago, that the current directors of the Company have not acted "in good faith and in a manner the [directors] . . . reasonably believed to be in or not opposed to the best interests of the corporation," (quoting Section 145(d)(4) of the Delaware General Corporation Law (the "DGCL") and therefore that they should not be indemnified for costs and expenses they may incur in defending those claims. The Proposal provides:

RESOLVED, that in relation to the claims asserted against each of the directors of Crowley Maritime Corporation (the "Company") in a lawsuit commenced by stockholders on behalf of the Company and described in a complaint filed with the SEC in a November 30, 2004 Form 13D report ("Derivative Lawsuit["]), based on the reports approved by those directors stating that they knowingly took actions to benefit the Company's controlling stockholder at the expense of all other stockholders, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the defendant directors listed below have NOT met the applicable standards of conduct required for indemnification in DGCL 145(a) and 145(b); and

FURTHER RESOLVED, that having determined that each of the listed directors has NOT acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation" as required by DGCL 145(a) and 145(b), the Company may not indemnify these persons in relation to the claims asserted in the Derivative Lawsuit except to the extent that each succeeds in defense of those claims or that indemnification is permitted by other provisions of DGCL 145:

Philip E. Bowles
Molly M. Crowley
Thomas B. Crowley, Jr.
Gary L. Depolo
Earl T. Kivett
William A. Pennella
Leland S. Prussia
Cameron W. Wolfe, Jr.

The "Supporting Statement" submitted with the Proposal refers to a lawsuit that certain Company stockholders filed in the Delaware Court of Chancery on November 30, 2004, (the "Lawsuit")[1] against the Company and the directors that alleges that the directors breached their fiduciary duties to the Company and its stockholders by approving the purchase by the

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1 Franklin Balance Sheet Investment Fund *et. al.* v. Crowley *et. al.*, Del. Ch., Civ. A. No. 888-N.

Company of certain split dollar life insurance policies.[2] The Supporting Statement claims that "Delaware law allows us, as shareholders, to make the determination about whether a director has met the standard of conduct required for corporate indemnification in a specific case," and asks the stockholders "to vote for [the] . . . proposal so funds of our corporation – shareholder property – will not be used to indemnify the directors from their accountability to us."

II. Indemnification Rights of the Directors Under 8 *Del. C.* § 145 and the Company's Certificate of Incorporation

Because the directors have been sued in their capacity as directors of the Company, they are entitled, as a matter of law, to the broad indemnification rights provided for in Section 145 of the DGCL ("Section 145") as well as the additional indemnification rights set forth in the Restated Certificate of Incorporation of the Company (the "Certificate").

A. **Section 145 Of The DGCL**

Section 145 provides directors of a Delaware corporation a mandatory right to indemnification under certain circumstances, and also grants Delaware corporations discretionary authority to indemnify directors in circumstances in which mandatory indemnification is not required. Under the mandatory indemnification provision of Section 145, a Delaware corporation is required to reimburse the directors for all fees and expenses reasonably incurred in suits in which the directors have been sued in their official capacity as directors and are successful in defense of the suit (on the merits or otherwise). 8 *Del. C.* §

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2 We note that the complaint filed in the Lawsuit purports to state not only "derivative" claims brought on behalf of the Company but also "direct" claims that seek recovery for the stockholders individually. Our conclusion that the Proposal violates Delaware law and is not a proper subject for stockholder action does not depend on whether the Proposal addresses indemnification only with respect to the derivative claims or with respect to both the derivative and direct stockholder claims.

145(c). In addition, Section 145(a) permits a corporation to indemnify directors for expenses, fees and judgments incurred by the directors in actions brought by third parties against the directors. 8 *Del. C.* § 145(a). Section 145(b) permits a corporation to indemnify directors for expenses and fees, but not judgments, incurred by the directors in actions brought by or on behalf of the corporation against the directors unless the directors have been adjudged liable to the corporation (in which case a court must determine whether the indemnification is proper under the circumstances). 8 *Del. C.* § 145(b).

In civil actions against the directors, permissive indemnification under Sections 145(a) and (b) cannot be paid unless the directors are determined to have "acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation." *See* 8 *Del. C.* §§ 145(a) & (b). Section 145(d) specifies that the corporation must make a determination that the directors have complied with this minimum standard of conduct before indemnification can be paid.[3] 8 *Del. C.* § 145(d). Such a determination may be made by

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[3] Section 145(d) of the DGCL provides:

> (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(1) the directors who are not parties to such action, suit or proceeding, (2) a committee of such directors, (3) independent legal counsel or (4) the stockholders. 8 *Del. C.* § 145(d).

We note that in applying these provisions to specific indemnification claims, the Supreme Court of Delaware has held that Section 145 should be interpreted broadly in light of the policy advanced by the statute, which is to "promote the desirable end that corporate officials will resist what they consider" unjustified suits, "secure in the knowledge that their reasonable expenses will be borne by the corporation they have served if they are vindicated." *Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002).

**B. The Certificate of Incorporation**

Article V, Paragraph E of the Company's Certificate of Incorporation requires that the Company directors be indemnified "to the fullest extent authorized" by the DGCL. Accordingly, the Certificate makes mandatory the indemnification permitted by Sections 145(a) and (b).

III. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law And, If Passed, Would Violate Delaware Law

The Proposal asks the Company's stockholders to make a determination, based upon the allegations made in the Lawsuit, that the directors have not met the minimum standard for indemnification provided for in subsections (a) and (b) of Section 145; *i.e.*, that the directors did not act in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and are therefore not entitled to indemnification. The Proposal is, however, erroneously premised upon a misunderstanding of Delaware law. Contrary to the premise of the Proposal, the DGCL does not contemplate that such a determination can be made prior to the final adjudication of the underlying action for which the directors may seek indemnification. Accordingly, a request that the stockholders determine whether the directors have met the minimum standard of conduct required by Delaware law before the Court in the action in question has even considered the allegations in the Lawsuit on which the Proposal is based is premature and is not consistent with Section 145.

Section 145 simply does not contemplate that the Company can make a "determination," by stockholder vote or otherwise, before the final adjudication of the underlying litigation. As one commentary notes, "The right to indemnification is a postjudgment decision that must necessarily await the outcome of the litigation, given the limiting substantive conditions regarding the indemnitee's conduct and motivation that must be met under the statute." D. Wolfe & M. Pittenger, CORPORATE AND COMMERCIAL PRACTICE IN THE DELAWARE COURT OF CHANCERY, § 8-2 at 8-10 (2004). Indeed, the Supreme Court of Delaware recently reaffirmed that well-recognized principle of Delaware law in ruling that a statute of limitations defense does not even begin to run on a claim for indemnification until the underlying litigation is "resolved with certainty." *Scharf v. Edgcomb Corp.*, 2004 WL 2830885 (Del. Dec. 7, 2004) at *9 ("The single, well-defined moment in time when the statute of limitations begins to run on claims for indemnification is when the outcome of the underlying matter is certain."). Thus, under Delaware law, the Proposal is not a proper subject for stockholder action because there is no role for the stockholders at this stage of the proceedings.

Indeed, the Proposal's novel interpretation of Section 145(d) undermines the self-evident purpose of the statute, which is to determine whether, in fact, the directors met the applicable standard of conduct. At this stage of the Lawsuit, it is impossible to determine whether the directors acted in "good faith and in a manner [the director] . . . reasonably believed to be in or not opposed to the best interests of the corporation." 8 *Del. C.* § 145(a) & (b). Facts may, of course, be revealed in the litigation that undermine or wholly disprove the allegations set forth in the Lawsuit. As one commentary has noted with respect to a director determination under Section 145(d), the decisionmaker "should be satisfied that it is adequately informed about the merits of the case and the standard to be applied to the defendants' conduct before it concludes that the standard has been met" and in making its determination "should consider all other information pertinent to the issues of the good faith of the individuals requesting indemnification[.]" F. Balotti & J. Finkelstein, THE DELAWARE LAW OF CORPORATIONS & BUSINESS ORGANIZATIONS, § 4.24 at 4-90 (2005). The stockholders cannot possibly be "adequately informed" about the "merits" of a case, nor be apprised of all information pertinent to the directors' good faith, at a time when the litigation has not proceeded beyond the filing of a complaint.[4]

In addition, the Proposal's rush to judgment is an impermissible attempt to preclude the corporation from making the required determination under Section 145(d) based on the judgment of another, better-equipped decisionmaker, such as independent legal counsel, as expressly permitted under 145(d). *See* D. Drexler, L. Black & A. Sparks, DELAWARE CORPORATION LAW AND PRACTICE, § 16.03 at 16-14 (noting that stockholders are at a disadvantage with respect to determining entitlement to indemnification because "Stockholders are obviously not in a position to make the necessary investigation, and they would presumably have to rely upon conclusions reached by others").

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[4] In a similar context, the Delaware Court of Chancery has noted that judicial determinations involving indemnification rights must await the final disposition of the underlying case to avoid engaging in "a wasteful exercise of predictive justice" where the factual or legal issues of the underlying case are not yet final. *Simon v. Navallier Series Fund*, 2000 WL 1597890 (Del. Ch. Oct. 19, 2000) at *9.

Moreover, the Proposal, if adopted, would violate Delaware law because it would restrict important indemnification rights granted by Section 145. For example, to the extent the Proposal attempts to prospectively preclude indemnification by providing that the Company may not indemnify the directors under Section 145(a) or (b), that prohibition is contrary to Section 145(d) of the DGCL as well as the applicable precedents. Section 145(d) recognizes that a court can order the corporation to indemnify the directors for the expenses mentioned in Sections 145(a) and (b), obviating the need for, or displacing, a determination by the corporation.[5] 8 *Del. C.* § 145(d) ("Any indemnification under subsections (a) or (b) of this section *(unless ordered by a court)* shall be made by the corporation") (emphasis added). In the words of one commentary, "[T]he courts will review *de novo* the claimant's entitlement [to indemnification], giving little or no weight to the . . . [corporation's] decision-making process." Drexler, *et. al.*, § 16.03 at 16-14; *see Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339 (Del. 1983) (finding that claimants were entitled to indemnification notwithstanding director decision to the contrary); *Waltuch v. Conticommodity Services, Inc.*, 833 F. Supp. 302, 306 (S.D.N.Y. 1993) (reviewing *de novo* the merits of a director committee's decision to reject an indemnification claim), *aff'd*, 88 F.3d 87, 89 n.3 (2d Cir. 1996) (noting, however, that the Court of Appeals did not reach the merits of the District Court's decision regarding the standard of review for the director's determination because the claim was abandoned on appeal). Accordingly, the second resolution of the Proposal

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[5] Because the Company's determination is subject to judicial review, we note that the Proposal is a wasteful exercise because the Company Certificate of Incorporation specifically affords the directors the right to seek a judicial determination of their indemnification rights, and, in addition, provides that the Company "shall have the burden of proving that the claimant has not met the standards of conduct for permissible indemnification set forth in the . . . [DGCL]." Certificate, Article V, ¶ E1.

is contrary to Section 145(d) to the extent it provides that the "Company may not indemnify these persons" pursuant to Sections 145(a) and (b).

Furthermore, any reading of Section 145(d) that purports to permit a determination of indemnity rights before the final disposition of the underlying case would turn Section 145 on its head. Section 145 clearly recognizes a distinction between deciding to pay corporate funds to directors *before* and *after* the disposition of the underlying suit. Prior to the disposition, the corporation may advance funds to directors pursuant to the authority granted the corporation under Section 145(e).[6] *See* Wolfe, *et. al.*, § 8-2 at 8-10 (noting that advancement rights fill the "gap" between the initiation of the underlying suit and the "final decision as to whether indemnification is ultimately warranted"). Only after the disposition of the lawsuit may the corporation make the decision whether to indemnify the directors for the costs incurred in connection with the lawsuit. *See Advanced Mining Systems v. Fricke*, 623 A.2d 82, 84 (Del. Ch. 1992) (noting that the decision whether a corporate official is entitled to indemnification under Section 145(b) and (c) "must await a determination of the [underlying] litigation").

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[6] Section 145(e) provides:

> Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

This distinction is made clear by the structure of Section 145. Under Section 145(e), a corporation may advance expenses through the time of the "final disposition" of the underlying action for which indemnification may be sought. 8 *Del. C.* § 145(e). Advancement to directors is conditioned, however, "upon receipt of an undertaking by or on behalf of such director . . . to repay such amount *if it shall ultimately be determined that such person is not entitled to be indemnified* by the corporation as authorized in this section." 8 *Del. C.* § 145(e) (emphasis added). The "ultimate determination" mentioned in Section 145(e) is the "determination" required by Section 145(d). Thus, Section 145 clearly contemplates that the "determination" whether to indemnify the directors will occur after the "final disposition" of the underlying action, at which time the corporation can also determine whether the directors must repay any advancements previously made pursuant to their undertaking.

If, as the Proposal suggests, a "determination" with respect to the entitlement to indemnification is to be made prior to the adjudication of the merits, then Section 145(d) would be placed at odds with Section 145(e) because the Section 145(d) determination would indicate, before the final disposition of the underlying action, that the directors must repay advanced expenses under Section 145(e).[7] To read Section 145(d) consistently with Section 145(e), the "ultimate determination" with respect to indemnification cannot be made before the final disposition of the action.

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[7] We note that the Company Certificate of Incorporation provides the directors advancement rights "to the fullest extent authorized by the . . . [DGCL]," and therefore makes mandatory the obligation to advance the directors their expenses prior to the disposition of the Lawsuit so long as the request for advancement is conditioned on an appropriate undertaking, as discussed above. Certificate, Article V, ¶ E.

The Delaware Court of Chancery has adopted this interpretation of Section 145(d) and (e). Time and again the Court has rejected arguments by corporations that claimants who are provided a mandatory right to advancement under a bylaw or other contract are not entitled to such advancement because they ultimately will not be entitled to indemnification. Although the decisions requiring advancement were based on the contract provisions at issue, which obligated the corporations to make advancements prior to the "final disposition" of the underlying action, the courts have accepted, as a corollary principle, that the indemnity determination "can only be made after the [underlying] . . . action has been adjudicated." *Morgan v. Grace*, 2003 WL 22461916 (Del. Ch. Oct. 29, 2003) (ruling on advancement rights pursuant to a limited liability company agreement that contained an indemnification and advancement scheme similar to Section 145). *Accord Reddy v. Electronic Data Systems Corp.*, 2002 WL 1358761 (Del. Ch. Jun. 18, 2002) at *9 (holding that a corporation could not deny a claimant an advancement of expenses on the basis of an assertion that the claimant was not entitled to indemnification because Section 145(e) "presupposes that the corporation will front expenses before any determination is made of the corporate official's ultimate right to indemnification"); *see also Bergonzi v. Rite Aid Corp.*, 2003 WL 22407303 (Del. Ch. Oct. 20, 2003) (corporation could not deny advancement to a former officer even after he had pleaded guilty to criminal charges, but had not yet been sentenced, because the guilty plea was not an "ultimate determination" necessary to trigger the undertaking to repay advancement).

IV. Conclusion

For the foregoing reasons, it is our opinion based on the applicable Delaware law that the Proposal is not a proper subject for stockholder action under Delaware law, and would, if adopted, violate Delaware law.

Very truly yours,



Morris, Nichols, Arsht and Tunnell